PNM Underwriter Syndicate Members

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Robert W. Baird & Co. Incorporated
RBC Capital Markets Corporation
Wachovia Capital Markets, LLC